September 17, 2019

Rory J. Cutaia
Chief Executive Officer
Verb Technology Company, Inc.
2210 Newport Boulevard, Suite 200
Newport Beach, CA 92663

       Re: Verb Technology Company, Inc.
           Registration Statement on Form S-3
           Filed on September 17, 2019
           File no. 333-233797

Dear Mr. Cutaia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Randolf W. Katz